Media release

Rio Tinto unveils new organisational structure and executive team to drive performance

21 June 2016

Rio Tinto will strengthen its organisational structure to continue to drive performance under its new chief executive Jean-Sébastien Jacques.

From 2 July 2016, Rio Tinto’s product group structure will be adjusted to better align the Group’s assets with the business strategy to help drive further efficiencies and optimise performance. The Group’s world-class assets will be firmly at the centre of the business and will be supported by efficient and agile global functions.

Jean-Sébastien Jacques said “In the face of testing times for the industry, Rio Tinto is performing remarkably well. Our ambition is to deliver superior performance day-in and day-out so that we create value for our shareholders and communities now and over the long term.

“Our strategy, commitment to balance sheet strength and focus on shareholder returns will not change; but we are strengthening our structure and delivery by placing our assets at the heart of the business to drive improved performance.

“I am pleased to unveil our new executive team which represents seven nationalities and is as diverse as it is experienced. Each new team member has more than 20 years’ experience in the resources sector, which complements the deep expertise of the existing executive team.

“We will work together with all of our employees around the world to build an even stronger company, well positioned for delivering returns and building growth.”

Rio Tinto’s organisational structure will include four product groups – Aluminium, Copper & Diamonds, Energy & Minerals and Iron Ore. These groups will be complemented by a newly shaped Growth & Innovation group, which will focus on future assets and technical support.

Under the new structure:

  Aluminium will retain its focus on safety, cash and value creation from its high-quality bauxite, alumina and aluminium businesses. Alfredo Barrios will remain as chief executive, based in Montreal.
  Iron Ore will be exclusively focused on our world-class iron ore operations in Western Australia. Chris Salisbury, currently acting Copper & Coal chief executive, will become Iron Ore chief executive based in Perth.
  Copper & Diamonds will combine our two marketing-led businesses into a single product group, which helps us maximise our technical underground mining expertise. Arnaud Soirat will join the Executive Committee as Copper & Diamonds chief executive. Arnaud, currently Aluminium Primary Metal president and chief executive officer, with more than 24 years of industry experience across three continents, will be based in London.
  Energy & Minerals re-shapes Alan Davies’ current portfolio, bringing together Rio Tinto’s coal, uranium, salt, borates and titanium dioxide businesses, as well as the Iron Ore Company of Canada. Alan, currently Diamonds & Minerals chief executive, remains based in London.

  Growth & Innovation will provide strategic leadership and technical expertise for the end-to-end delivery and management of growth from exploration to projects. Stephen McIntosh, currently acting Technology & Innovation Group executive, will take up the role of Growth & Innovation Group executive, based in Brisbane.

In addition, reflecting the Group’s increased focus on health and safety, accountability for safety as a discrete unit will sit with an Executive Committee member for the first time.

Joanne Farrell, currently the global head of Health, Safety, Environment and Communities will take on the role of Group executive, Health, Safety & Environment based in Perth. Joanne, who has more than 35 years’ experience in the mining sector, will also become managing director of Australia.

Andrew Harding, currently Iron Ore chief executive, will leave the business with effect from 1 July 2016.

Jean-Sébastien Jacques said “I want to thank Andrew for his dedication and commitment to Rio Tinto after almost 25 years with the business, including six years on the Executive Committee. Andrew has held important roles in Australia, the United Kingdom and the United States. During his long career with the company he has led our global Iron Ore and Copper businesses, delivering marked performance improvements. We wish him the best for the future.”

The new Rio Tinto Executive Committee will be:

Jean-Sébastien Jacques, chief executive
Christopher Lynch, chief financial officer
Hugo Bague, Organisational Resources Group executive
Alfredo Barrios, Aluminium chief executive
Alan Davies, Energy & Minerals chief executive
Joanne Farrell, Health, Safety & Environment Group executive
Stephen McIntosh, Growth & Innovation Group executive
Chris Salisbury, Iron Ore chief executive
Arnaud Soirat, Copper & Diamonds chief executive
Debra Valentine, Legal & Regulatory Affairs Group executive

Note to Editors

Leaving arrangements for Andrew Harding are consistent with the remuneration policy and will be disclosed in the 2016 Annual report. Remuneration arrangements for all new Executive Committee members are also consistent with the remuneration policy. They will include international and domestic relocation support where applicable, and will be disclosed in the 2016 Annual report.

Contacts

 media.enquiries@riotinto.com

 www.riotinto.com

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